Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 MAY 20 AM 10: 0?

LETTER FOR MAINTENANCE OF EXEMPTION

20th May 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Financ[redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

02034223

Fax No. 1-202-942-9624 / 9638
No. of Pages : 9

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 13th and 16th May 2002;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 16th May 2002; and

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 16th May 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 5/20

Encl.

c.c. Ms. Anita Sung
The Bank of New York
Fax No. (646) 885 3043

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

JT/nor/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 13-05-2002 06:05:46 PM
Submitted by S DARBY on 13-05-2002 06:12:55 PM
Reference No CU-020508-6166E

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder : **Employees Provident Fund Board Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **24-04-2002**	* **475,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**

File No. 82-4968

* Nature of interest	:	**Direct**
Direct (units)	:	**315,891,305**
Direct (%)	:	**13.58**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**315,891,305**
* Date of notice	:	**26-04-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 16-05-2002 05:44:08 PM
Submitted by S DARBY on 16-05-2002 05:54:15 PM
Reference No CU-020516-33894

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 29-04-2002	* 675,000	
Disposed	30-04-2002	100,000	
Disposed	02-05-2002	100,000	
Disposed	03-05-2002	650,000	
Disposed	06-05-2002	300,000	
Disposed	07-05-2002	960,000	

* Circumstances by reason of which change has occurred : **Sale of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**313,106,305**
Direct (%)	:	**13.46**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**313,106,305**
* Date of notice	:	**07-05-2002**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 30th April, 3rd and 7th May 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 16-05-2002 05:44:08 PM
Submitted by S DARBY on 16-05-2002 05:54:12 PM
Reference No CU-020516-32B86

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **03-05-2002**	* **5,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units)	:	**276,179,200**
Direct (%)	:	**11.87**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**276,179,200**
* Date of notice	:	***03-05-2002***
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 16-05-2002 05:44:08 PM
Submitted by S DARBY on 16-05-2002 05:54:14 PM
Reference No CU-020516-33558

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **03-05-2002**	* **5,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company's subsidiary**

* Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**276,179,200**
Indirect/deemed interest (%)	:	**11.87**
* **Total no of shares after change**	:	**276,179,200**
* Date of notice	:	**03-05-2002**
Remarks	:	